UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Gerber Scientific, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

373730100

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

June 8, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 16 Pages)

SCHEDULE 13D
CUSIP No. 373730100	Page 2 of 16 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	845,981
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,981
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,981

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 373730100	Page 3 of 16 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	845,981
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,981
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,981

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 373730100	Page 4 of 16 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	845,981
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,981
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,981

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 373730100	Page 5 of 16 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	845,981
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,981
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,981

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 373730100	Page 6 of 16 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	845,981
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,981
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,981

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 373730100	Page 7 of 16 Pages

1)	NAME OF REPORTING PERSON

ICS Opportunities, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC, OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	490,113
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
490,113

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,113

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 373730100	Page 8 of 16 Pages

1)	NAME OF REPORTING PERSON

Millennium International Management LP

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	490,113
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
490,113

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,113

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 373730100	Page 9 of 16 Pages

1)	NAME OF REPORTING PERSON

Millennium International Management GP LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	490,113
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
490,113

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,113

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 373730100	Page 10 of 16 Pages

1)	NAME OF REPORTING PERSON

Millennium Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	490,113
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
490,113

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,113

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 373730100	Page 11 of 16 Pages

1)	NAME OF REPORTING PERSON

Israel A. Englander

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	490,113
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
490,113

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
490,113

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14)	TYPE OF REPORTING PERSON
IN

Page 12 of 16 Pages

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 2, 2010 (the "Statement") by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Gerber Scientific, Inc., a Connecticut corporation (the "Company").  The principal executive offices of the Company are located at 83 Gerber Road West, South Windsor, Connecticut 06074.

Item 2.

Identity and Background.

The second paragraph of Item 2 (a) - (c) of the Statement is hereby amended and restated as follows:

As of the close of business on June 8, 2010, the Reporting Entities are the beneficial owners of, in the aggregate, 1,336,094 shares of Common Stock, representing approximately 5.31% of the 25,157,590 shares of Common Stock reported by the Company to be issued and outstanding as of February 28, 2010 in its Form 10-Q filed with the Securities and Exchange Commission on March 8, 2010 (the “Issued and Outstanding Shares”).

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 3,700 shares of Common Stock.  The amount of funds expended for such purchases of Common Stock was approximately $4,060 by Barington Companies Equity Partners, L.P. and $19,198.50 by ICS Opportunities, Ltd.  All purchases of Common Stock by the Reporting Entities since the filing of the Statement were made in open market transactions.  All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

All purchase and sale transactions effected since the filing of the Statement are described in the Schedule attached hereto and incorporated herein by reference.

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On June 8, 2010, the Company and Barington Capital Group, L.P. announced in a joint press release that the Company had appointed James A. Mitarotonda to the Board of Directors of the Company (the “Board”).  Mr. Mitarotonda is the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  A copy of the joint press release is attached as Exhibit 99.2 hereto and incorporated herein by reference.  The Company also announced in a Form 8-K filing on June 8, 2010 that the Board had nominated Mr. Mitarotonda for election as a director at the Company’s 2010 annual meeting of shareholders, which is scheduled to be held on Thursday, September 23, 2010.  In light of the addition of Mr. Mitarotonda to the Board, the Reporting Entities will not be nominating any additional persons for election as directors at the Company’s 2010 annual meeting of shareholders.

Upon the recommendation of Barington Capital Group, L.P., the Company had previously added Javier Perez to the Board.  Mr. Perez, who is a Senior Portfolio Advisor to Barington Capital Group, L.P., was elected to the Board in September 2009 and continues to serve as a director of the Company.

Item 5.

Interest in Securities of the Issuer.

Item 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a)

As of June 8, 2010, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 845,981 shares of Common Stock, representing approximately 3.36% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 845,981 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 3.36% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 845,981 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 3.36% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 845,981 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 3.36% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 845,981 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 845,981 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Page 13 of 16 Pages

As of June 8, 2010, ICS Opportunities, Ltd. beneficially owns an aggregate of 490,113 shares of Common Stock, representing approximately 1.95% of the Issued and Outstanding Shares.  As the investment manager to ICS Opportunities, Ltd., Millennium International Management LP may be deemed to beneficially own the 490,113 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.95% of the Issued and Outstanding Shares.  As the general partner of Millennium International Management LP, Millennium International Management GP LLC may be deemed to beneficially own the 490,113 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.95% of the Issued and Outstanding Shares.  As the general partner of the 100% shareholder of ICS Opportunities, Millennium Management LLC may be deemed to beneficially own the 490,113 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.95% of the Issued and Outstanding Shares.  As the managing member of Millennium International Management GP LLC and of Millennium Management LLC, Israel A. Englander may be deemed to beneficially own the 490,113 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.95% of the Issued and Outstanding Shares.  The foregoing should not be construed in and of itself as an admission by Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC or Israel A. Englander as to beneficial ownership of the securities owned by ICS Opportunities, Ltd.  Furthermore, Mr. Englander disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)

Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that multiple persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other persons within the same chain of ownership.

ICS Opportunities, Ltd. holds shared power to vote and to dispose of the 490,113 shares of Common Stock described in (a) above.  Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander may be deemed to hold shared power to vote and to dispose of the 490,113 shares of the Company’s Common Stock described in (a) above.  The foregoing should not be construed in and of itself as an admission by Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC or Israel A. Englander as to beneficial ownership of the shares of Common Stock owned by ICS Opportunities, Ltd.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)

Information concerning all transactions in shares of Common Stock effected since the filing of the Statement by (i) Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda and (ii) ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander is set forth in the Schedule attached hereto and incorporated herein by reference.

Item 6.

Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The second paragraph of Item 6 of the Statement is hereby amended and restated as follows:

Barington or one or its affiliates expects to receive from MPG Operations LLC, an affiliate of Millennium Management LLC, or one of its affiliates (collectively, “Millennium”), a fee in connection with Millennium’s investment in the Common Stock of the Company. An agreement with respect to the foregoing has not yet been formalized. Notwithstanding the foregoing, it is understood and agreed that Mr. Mitarotonda, in connection with his services as a director of the Company, will act independently of Millennium and will not represent Millennium or take direction from Millennium.

Item 7.

Material to be Filed as Exhibits.

99.2	Joint Press Release of Gerber Scientific, Inc. and Barington Capital Group, L.P. dated June 8, 2010.

Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 9, 2010

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

ICS OPPORTUNITIES, LTD.

By: Millennium International Management LP,

as Investment Manager

By:  /s/ David Nolan

Name: David Nolan

Title:   Co-President

Page 15 of 16 Pages

MILLENNIUM INTERNATIONAL MANAGEMENT LP

By:  /s/ David Nolan

Name: David Nolan

Title:   Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

By:  /s/ David Nolan

Name: David Nolan

Title:   Executive Vice President

MILLENNIUM MANAGEMENT LLC

By:  /s/ David Nolan

Name: David Nolan

Title:   Co-President

/s/ Israel A. Englander by David Nolan

pursuant to Power of Attorney filed with the SEC on June 6, 2005

Israel A. Englander

Page 16 of 16 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase and sale of Common Stock which were effectuated since the filing of the Statement by (i) Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda and (ii) ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.  All transactions were effectuated in the open market through a broker.

Shares purchased and sold by Barington Companies Equity Partners, L.P.(*)

Date	Number of Shares	Price Per Share	Cost (**)
4/27/2010	(400)	8.0019	(3,200.76)
5/25/2010	700	5.8000	4,060.00

Shares purchased and sold by ICS Opportunities, Ltd. (or affiliates)(***)

Date	Number of Shares	Price Per Share	Cost (**)
4/07/2010	3,000	6.3995	19,198.50
4/27/2010	(400)	8.0019	(3,200.76)

(*)

Barington Companies Equity Partners, L.P. had no purchases or sales of Common Stock between March 24, 2010 and April 2, 2010.

(**)

Excludes commissions and other execution-related costs.

(***)

All of the transactions in the Common Stock were effected by ICS Opportunities, Ltd. (or an affiliate) in the open market.